Exhibit 21.1

EPIQ SYSTEMS, INC.

List of Subsidiaries

Subsidiary	State or Other Jurisdiction of Organization	Doing Business As
EPIQ Systems Acquisition, Inc.(1)	New York
Bankruptcy Services LLC(2)	New York	BSI
Financial Balloting Group LLC(2)	New York	Financial Balloting Group
Poorman-Douglas Corporation(1)	Rhode Island	Poorman Douglas Poorman Douglas Noticing
Novare, Inc.(2)	Illinois	Novare
Hilsoft, Inc.(2)	Pennsylvania	Hilsoft Notifications
Epiq Advisory Services, LLC(2)	New York	Epiq Advisory Services
nMatrix, Inc.(2)	Delaware	Epiq Electronic Discovery
nMatrix Australia Pty. Ltd.(2)	Australia	nMatrix
nMatrix Ltd.(3)	England and Wales	nMatrix

(1) 100% owned by EPIQ Systems, Inc.

(2) 100% owned by EPIQ Systems Acquisition, Inc.

(3) 100% owned by nMatrix Australia Pty. Ltd.